UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

☒        ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the Fiscal year ended December 31, 2004

OR

☐        TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from                              to

Commission file number 1-11106

A.                                   Full title of the plan and the address of the plan, if different from that of the issuer named below:

PRIMEDIA Inc.

PRIMEDIA EMPLOYEE STOCK PURCHASE PLAN

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PRIMEDIA Inc.

745 Fifth Avenue

New York, New York 10151

PRIMEDIA Inc.

PRIMEDIA Employee Stock Purchase Plan

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of PRIMEDIA Inc.
and Participants of the PRIMEDIA Employee Stock Purchase Plan

New York, New York

We have audited the accompanying statements of net assets of the PRIMEDIA Employee Stock Purchase Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statements of changes in net assets for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets of the Plan as of December 31, 2004 and 2003, and the changes in net assets for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

New York, New York
March 25, 2005

PRIMEDIA Inc.

PRIMEDIA Employee Stock Purchase Plan

Statements of Net Assets as of December 31, 2004 and 2003

	December 31,
	2004	2003
ASSETS:

Employer accounts receivable	$371,278	$530,154

Total assets	371,278	530,154

LIABILITIES	—	—

NET ASSETS	$371,278	$530,154

See Notes to Financial Statements

PRIMEDIA Inc.

PRIMEDIA Employee Stock Purchase Plan

Statements of Changes in Net Assets for the years ended December 31, 2004, 2003 and 2002

	Years ended December 31,
	2004	2003	2002

Participant contributions	$719,281	$1,038,535	$1,104,844

Total additions	719,281	1,038,535	1,104,844

Purchases of stock and transfers to employees	878,157	982,991	1,440,811

Net (deductions) additions	(158,876)	55,544	(335,967)

Net assets, beginning of year	530,154	474,610	810,577

Net assets, end of year	$371,278	$530,154	$474,610

See Notes to Financial Statements

PRIMEDIA Inc.

PRIMEDIA Employee Stock Purchase Plan

Notes to Financial Statements

1.                                       DESCRIPTION OF THE PLAN:

The following description of the PRIMEDIA Inc. (the “Company”) PRIMEDIA Employee Stock Purchase Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete statement of the Plan’s provisions.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting year.  Actual results could differ from those estimates.

a.                                       General Description

The Plan is an employee stock purchase plan that allows participants to purchase shares of the Company’s Common Stock (“Stock”) through payroll deductions. The Plan’s fiscal year is divided into two six-month periods (“Offering Periods”). The Offering Periods are January 1 to June 30 and July 1 to December 31 and represent the periods during which participants’ payroll deductions are accumulated. At the end of each Offering Period, the participants’ accumulated payroll deductions are used to purchase shares of Stock. For offering periods prior to January 1, 2004 participants could purchase shares of Stock for an amount equal to 90% of the lesser of (1) the closing price of a share of Stock on the first day of the Offering Period or (2) the closing price of a share of Stock on the last day of the Offering Period (“Purchase Price”).  The corresponding date upon which the share calculation is based is herein referred to as the Purchase Price Date.

Effective January 1, 2004 and for the Offering Periods thereafter, Plan management amended the Plan document to change the Purchase Price to an amount equal to 90% of the closing price of a share of Stock on the last day of the Offering Period.

The Plan was approved by the Company’s Board of Directors on March 27, 2000. The stock subject to issuance under the Plan shall be authorized but unissued common stock, treasury shares or shares purchased on the open market. The aggregate number of shares, which may be issued pursuant to the Plan, is 5,000,000. At December 31, 2004, including all shares issued and all shares for which payroll deductions are sufficient to purchase Stock, approximately 2,816,000 shares of Stock are available for future purchases by Plan participants.

The Plan is neither qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended, nor subject to any of the provisions of the Employee Retirement Income Security Act of 1974 (commonly known as “ERISA”).

b.                                      Eligibility

All full-time or part-time employees of the Company and its eligible subsidiaries, who customarily work at least 20 hours per week and five months a year, are eligible to participate in the Plan. Eligible employees may only enroll in the Plan prior to the beginning of an Offering Period.

c.                                       Stock Purchases

On the last trading day of each Offering Period, the amount of each participant’s accumulated payroll deductions is applied towards the purchase of the maximum number of whole and fractional shares of Stock possible, determined by dividing the participant’s total contribution by the per share Purchase Price applicable for that Offering Period. Purchased shares of Stock are transferred to a brokerage account in the name of the participant at a securities brokerage firm approved by a committee appointed by the Board of Directors of the Company.

d.                                      Participant Contributions

Participants may elect to have 2% to 5% of their “Base Salary” (as defined in the Plan) deducted on an after-tax basis for the purchase of Stock. Participants may only increase or decrease their deduction percentages prior to the beginning of an Offering Period and may not decrease their deductions during the Offering Period except to stop contributing. No interest accrues or is paid on participants’ accumulated payroll deductions. Once made, the Company may use the payroll deductions for any corporate purpose, and the Company has no obligation to segregate employees’ payroll deductions from any other funds of the Company or to hold funds representing the same pending the application thereof to the purchase of shares at the end of each Offering Period in accordance with the Plan.

e.                                       Participant Refunds

Plan participants may withdraw from the Plan prior to the last day of an Offering Period by properly notifying the Company. A participant’s accumulated payroll deductions for the Offering Period prior to withdrawal from the Plan will be promptly refunded to the participant without interest (unless required by law). In addition, Plan participants can elect to stop future contributions and leave contributions already made in the current Offering Period in the Plan (to purchase shares at the end of the Offering Period) by properly notifying the Company at specified times prior to the last day of an Offering Period.

Participants who terminate their employment relationship with the Company are not eligible to continue in the Plan. All payroll deductions accumulated during the Offering Period through the date of such cessation of employment are refunded to the employee or, in the event of the employee’s death, to the beneficiary designated by the participant on his/her Enrollment/Change Form.

f.                                         Administrative Expenses

The Company bears all costs in connection with the Plan including administrative fees and all fees associated with the issuance of Stock.  The Plan participant is responsible for all brokerage and related expenses associated with the sale of Stock.

Administrative expenses related to the Plan amounted to approximately $26,000, $28,000 and $28,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

g.                                      Plan Termination

The Plan may be terminated at any time by the Company’s Board of Directors but such termination shall not affect shares then outstanding under the Plan.  If at any time shares of Stock reserved for the purpose of the Plan remain available for purchase but not in sufficient number to satisfy all then unfilled purchase requirements, the available shares shall be apportioned among participants in proportion to the amount of payroll deductions accumulated on behalf of each participant that would otherwise be used to purchase Stock, and the Plan shall terminate.  Upon such termination or any other termination of the Plan, all payroll deductions not used to purchase stock will be refunded, without interest (unless required by law).

2.                                       INCOME TAX STATUS:

The Plan appears to satisfy the requirements of an “employee stock purchase plan” as defined under Section 423 of the Internal Revenue Code of 1986, as amended. As such, the Plan is not required to file income tax returns or pay income taxes.  Under Section 423, a participating employee will generally not recognize taxable income, and the Company will generally not be entitled to a tax deduction for federal income tax purposes when an employee enrolls in the Plan or when a participant purchases shares of Stock under the Plan.

3.                                       SUBSEQUENT EVENTS:

Subsequent to December 31, 2004, $371,278 of the accumulated deductions were used to purchase 108,562 shares of Stock which were issued to participants by the Company in January 2005.  The 108,562 shares of Stock purchased subsequent to December 31, 2004 had a market value of $412,536 as of the Purchase Price Date.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the PRIMEDIA Employee Stock Purchase Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PRIMEDIA Inc.
PRIMEDIA Employee Stock Purchase Plan

March 28, 2005

	By:	/s/Beverly C. Chell
Beverly C. Chell
Vice Chairman and Secretary
PRIMEDIA Inc.